UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________
Commission file number: 001-36673

VWR Corporation 2014 Employee Stock Purchase Plan
(Full title of plan)

VWR Corporation
Radnor Corporate Center, Building One, Suite 200
100 Matsonford Road
Radnor, Pennsylvania 19087
(Name of issuer of the securities held pursuant to the plan and address of its principal executive office)

VWR Corporation 2014 Employee Stock Purchase Plan
Form 11-K
For the year ended December 31, 2015

Report of Independent Registered Public Accounting Firm
The Compensation Committee of the
VWR Corporation Board of Directors:
We have audited the accompanying statement of financial condition of the VWR Corporation 2014 Employee Stock Purchase Plan (the “Plan”) as of December 31, 2015 and the related statement of changes in plan equity for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of December 31, 2015 and the changes in plan equity for the year then ended in conformity with U.S. generally accepted accounting principles.
/s/ KPMG LLP
Philadelphia, Pennsylvania
March 30, 2016

VWR Corporation 2014 Employee Stock Purchase Plan
Statement of Financial Condition

December 31, 2015
Plan Assets
Employee contributions due from VWR Corporation	$452,148
Plan Equity
Plan equity	$452,148
See accompanying notes to financial statements.

VWR Corporation 2014 Employee Stock Purchase Plan
Statement of Changes in Plan Equity

Year ended December 31, 2015
Employee contributions	$1,742,413
Value of 55,675 shares issued to employees, net of discount	(1,280,525)
Currency translation	(9,740)
Plan equity at beginning of year	—
Plan equity at end of year	$452,148
See accompanying notes to financial statements.

VWR Corporation 2014 Employee Stock Purchase Plan
Notes to Financial Statements

(1)	Description of the Plan
The following description of the VWR Corporation 2014 Employee Stock Purchase Plan, as amended (the “Plan”) provides general information only. For more complete information, refer to the Plan document.
The Plan was adopted by the Board of Directors of VWR Corporation (“we,” “us,” “our”) on September 15, 2014 and by the shareholders on October 7, 2014. The Plan is designed to encourage employees to become stockholders and to increase their ownership of our common stock. The Plan reserved 2,000,000 shares of common stock for issuance. At December 31, 2015, 1,944,325 shares were available for future issuance.
We offer two periods each year during which shares may be purchased under the Plan: May 15 to November 14 and November 15 to May 14. If the opening or closing date of a purchasing period does not fall on a trading day, that date is changed to the next or prior trading day, respectively.
We offer a 10% discount on the price of our common stock applied to the lesser of the closing price of a share of our common stock on the first or last day of the applicable purchasing period.
Participation in the Plan is voluntary for eligible employees. To be eligible for this Plan, employees must: (i) be regularly scheduled to work 18 or more hours per week; (ii) have completed 180 days of continuous service as of the start date of each purchasing period; (iii) be in a location deemed eligible to participate under the Plan; (iv) if covered by a collective bargaining agreement, either the agreement must state or the parties must agree that employees may participate in the Plan; and (v) not possess 5% or more of the total combined voting power or value of all classes of our stock at the end of a purchasing period.
Employees who are not directly employed and not directly paid through our payroll are not eligible for this Plan.
The Plan is accounted for on the accrual basis of accounting. The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974.

(2)	Issuance of Shares
Plan contributions are collected from participating employees via payroll deductions. At the end of each purchasing period, shares are issued by the Plan in an amount equal to (i) employee contributions in U.S. dollars, translated using spot rates on the closing date, divided by (ii) the closing price of our common stock on the opening or closing date of the purchasing period, whichever is lower, less the 10% discount and rounded to the nearest penny. Shares issued are deposited into individual brokerage accounts. Computershare is the custodian of those accounts.

(3)	Administrative Expenses of the Plan
Administrative expenses of the Plan are paid by VWR Corporation. Brokerage fees for the sale of shares by employees are paid by the employees.

(4)	Federal Income Tax
Plan management has concluded that the Plan qualifies as an employee stock purchase plan under section 423 of the Internal Revenue Code of 1986, as amended. Under U.S. federal income tax laws, employee stock purchase plans are not subject to federal income tax. However, when shares of common stock purchased through such a plan are sold by an employee, income taxes on any gain or loss become due from the employee.
At December 31, 2015, the Plan had no uncertain tax positions. The Plan is subject to routine tax examinations by taxing jurisdictions since its inception. There are currently no examinations for any tax periods in progress.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VWR Corporation 2014 Employee Stock Purchase Plan

Date: March 30, 2016	By:	/s/ Douglas J. Pitts
		Name:	Douglas J. Pitts
		Title:	Vice President and Corporate Controller (Chief Accounting Officer and Duly Authorized Officer)

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm